Exhibit 99.24
PETROFLOW ENERGY LTD. CONFIRMS DRILLING ACTIVITY FOR FEBRUARY 2008
FOR IMMEDIATE RELEASE — March 10, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSX:V Symbol - PEF) (the “Company”) is issuing a clarification to the press release distributed on March 7th, 2008. A formatting error occurred in the distribution of the company’s production data chart. Note that there was no change to any figures from the March 7th, 2008 press release.
Petroflow is pleased to provide this update regarding our February 2008 operational results including the current status of our Oklahoma drilling activities.
Oklahoma Drilling Activity
Following is a table outlining the status of our drilling activities in our Hunton resource play. The table does not include two salt water disposal wells which we drilled in 2006.
DRILLING ACTIVITY

Total wells on production as at Feb. 1, 2008	30
Wells brought on production in February, 2008	2
Wells currently drilling	4
Wells in completion phase	2
Wells awaiting hookup	2

TOTAL	40
To date we have enjoyed a 100% success rate in our Oklahoma drilling activity. Our average daily production net to our working interest in the field increased 3% over January 2008.
Other areas
In our New Mexico property, we are pleased to report continued growth in production. Our average daily production net to our working interest increased 168 mcf per day (28 BOE) to 2518 mcf per day, an overall increase of 7% compared to January 2008. We anticipate that production rates on this property will continue to increase throughout 2008 and 2009.
Overall Operations
During the month we averaged approximately 2071 BOEs (12426 mcfe) per day of production of which approximately 87% was gas. Our exit rate in February was 2325 BOEs (13950 mcfe).
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:

Macam Investor Relations		Petroflow Energy Ltd.
Cameron MacDonald, President & CEO	-or-	John Melton, President & CEO
Office (403) 695-1006		(504) 453-2926
Toll Free (866) 264-0743		Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.